[letterhead of K&L Gates]




April 27, 2009



VIA EDGAR

James O'Connor
U.S. Securities and Exchange Commission
100 Fifth Street, NE
Washington, DC 20549

        Re:    EMBARCADERO FUNDS, INC. (FILE NOS. 33-98358 AND 811-9116)

Dear Mr. O'Connor:

This letter responds to the comments you provided by telephone to the undersigned on April 17, 2009 relating to the registration statement filed on Form N-1A for the Embarcadero Funds, Inc. (the "Company") on February 26, 2009. A post-effective amendment to the Company's registration statement, reflecting responses to your comments, is concurrently being filed today. Unless otherwise noted, defined terms have the same meaning ascribed to them in the prospectus. For ease of reference, we have set forth below your comments, followed by responses to those comments.

COMMENT: In the description of each of the Funds, under the heading "Portfolio Turnover," the disclosure notes that higher portfolio turnover may result in higher taxes when Fund shares are held in a taxable account. In the "Other Policies and Risks" section of the Prospectus, the similar portfolio turnover disclosure contains additional discussion of the tax implications of higher turnover, including that higher portfolio turnover will result in increased realized gains (or losses) to shareholders, which are likely to be treated as short-term capital gains, and that these distributions are taxed as ordinary income. Please add this additional disclosure about the tax implications of higher portfolio turnover to the portfolio turnover section under the description of each Fund.

RESPONSE:  The disclosure has been revised as requested.

COMMENT: There is disclosure of foreign securities risks in the "Other Policies and Risks" section of the Prospectus, but the Funds' principal investment strategies sections do not discuss investments in foreign securities. To what extent do the Funds invest in foreign securities? Also, please consider whether additional disclosure should be added to the strategies concerning foreign investing.

RESPONSE: The foreign securities risk disclosure appears in the section about risks related to the underlying funds in which the Alternative Strategies Fund invests. Although the other Funds have flexibility to invest in foreign securities, such investments are not of a magnitude to be considered a principal strategy. Some of the underlying funds in which the Alternative Strategies Fund invests may invest in foreign securities to a greater extent, but the extent of such investment in relation to that Fund's entire portfolio will vary depending on the portfolio of underlying funds, and on such underlying funds' investments, which will vary from time to time. Accordingly, additional disclosure has not been added to the Funds' principal strategies sections, and the risk disclosure remains in the section about the risks of the underlying funds invested in by the Alternative Strategies Fund.
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U.S. Securities and Exchange Commission
April 27, 2009
Page 2


COMMENT: The All-Cap Growth Fund's and Small-Cap Growth Fund's principal risks include a discussion of industry concentration risk, and discuss the risks involved in concentrating in particular industries. Please advise which industries the Funds concentrate in, and consider whether additional disclosure of these industries should be added.

RESPONSE: The industry concentration risk is included for these Funds because these Funds' subadviser invests in a limited number of portfolio securities and, if enough of the subadviser's high conviction ideas are securities of companies in the same industry, the Fund may be considered concentrated in that industry for some period. The subadviser has flexibility to invest in any industry. Thus, while the Funds may be considered concentrated in one industry for some period, if the subadviser subsequently pursues different opportunities, the Fund could be considered concentrated in a different industry for another period, or it may not be concentrated. As any particular concentration could vary throughout the course of the year, we have not included reference to a particular industry. We have, however, included additional disclosure to clarify that any industry concentration may vary from time to time.

COMMENT: The Small-Cap Growth Fund's principal investment strategy indicates that it invests in common stocks of companies with market capitalizations between the smallest and the largest companies in the Russell 2000 Growth Index. Please indicate what those market capitalizations are.

RESPONSE: The disclosure has been revised to indicate the market capitalizations of companies included in the Russell 2000 Growth Index, as of March 31, 2009.

COMMENT: The Alternative Strategies Fund's principal investment strategy indicates that the underlying funds in which it invests may invest in derivatives for non-hedging purposes. Please expand the disclosure to discuss the extent of derivative usage for non-hedging purposes.

RESPONSE: Some of the underlying funds in which the Alternative Strategies Fund invests may invest in derivatives for non-hedging purposes, but the extent of such investment will vary depending on the portfolio of underlying funds at any given time, and on the underlying funds' investments, which will also vary from time to time. The underlying funds' use of derivatives for non-hedging purposes is not unlimited, as they are registered investment companies and are obligated to comply with the requirements of the Investment Company Act of 1940, as amended. Accordingly, the disclosure has been revised to indicate that the underlying funds' use of derivatives for non-hedging purposes will vary over time, but that each underlying fund is obligated to comply with the requirements of the Investment Company Act governing liquidity, leverage and concentration.

COMMENT: Under the heading "Important News for Shareholders," there is disclosure of an administrative and cease-and-desist proceeding whereby the Funds are entitled to receive payments. Please revise the disclosure to be clearer that the Funds were the injured parties and would be receiving payments.
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U.S. Securities and Exchange Commission
April 27, 2009
Page 3


RESPONSE: The disclosure has been clarified to indicate that the Funds were the injured parties and would be receiving payments.

COMMENT: In the "Other Policies and Risks" section, under the heading "Capital Loss Carryovers," there is reference to controls implemented to assure that the tax benefits of the CLCs are available. The CLCs are not otherwise mentioned, and it is not clear what the controls involve. Please clarify the disclosure and explain the potential limitations on the use of the CLCs and why additional discussion of the CLCs is not included.

RESPONSE: The Funds' tax loss carryforwards expire over the upcoming years. The statement of additional information contains information on the amounts. In order to retain the existing tax loss carryforwards, the Funds must satisfy a number of conditions, including that they not undergo an "ownership change" during a "testing period" as such terms are used under the Internal Revenue Code of 1986, and the Treasury Regulations thereunder. The Funds and the Adviser have developed monitoring and testing programs designed to assure the continued use of the tax loss carryforwards. However, the consequences of an "ownership change" are severe and would extensively limit the full benefit of the tax loss carryforwards, and there can be no assurance that the monitoring and testing programs will be effective. Further, the tax loss carryforwards expire at different times (including some this year), so, depending upon the performance of the Funds' investments, some portion of the tax loss carryforwards may naturally expire. Notwithstanding the important potential benefits that could be available to shareholders, for the reasons above, the availability of tax loss carryforwards has not been emphasized in the registration statement so as not to create expectations that might not be fulfilled. Indeed, in light of the potential confusion caused by the discussion, and that the highlighting of the CLCs arguably draws more attention to them than may be the case without the disclosure, the paragraph has been removed.

COMMENT: Please state the no-action letter(s) that the Company is relying on to present the prior performance of the subadviser. Please explain how the presentation of the subadviser's performance information satisfies the conditions of the applicable no-action letter(s).

RESPONSE: The Company is relying on the no-action letter provided to Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) that permitted the use of private account performance, representing accounts with substantially similar investment objectives, policies and strategies, in a mutual fund's prospectus, provided the information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectus. The relief granted in the Nicholas-Applegate letter relied on certain representations, all of which the Company also satisfies.

As disclosed in the Funds' prospectus, the subadviser's composites consist of all fee-paying accounts managed by the subadviser with substantially similar objectives, policies, strategies and risks to those that the subadviser uses for the relevant Funds. The Nicholas-Applegate letter states that private account performance cannot be given greater prominence than the Funds' performance. In the Funds' prospectus, the Funds' performance records appear in the description of each Fund, under the caption "Fund Performance." The subadviser's prior performance records are given much less prominence and appear several pages later under the caption "Information About Husic." Second, the Nicholas-Applegate letter requires that there be disclosure that the private
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U.S. Securities and Exchange Commission
April 27, 2009
Page 4

account performance does not represent the historical performance of the Funds and should not be interpreted as indicative of the future performance of the Funds. The Funds' prospectus contains such disclosure, in bold print. Third, the Nicholas-Applegate letter requires that the private account performance be compared to an appropriate securities index. In the prospectus, the subadviser's composite information is compared to an appropriate index. Fourth, the Nicholas-Applegate letter requires that there be, if necessary, disclosure concerning material differences between the private accounts and the Funds. The Funds' prospectus contains disclosure that the accounts in the composite may not have been subject to certain investment limitations, diversification requirements and other restrictions imposed on registered investment companies such as the Funds which, if applicable, might have adversely affected the performance of the private accounts in the composites. The Funds' prospectus further discloses that the information presented is limited and may not reflect performance in all economic cycles.

The Funds' prospectus presents information showing the subadviser's composite performance both net of representative management fees applicable to the accounts in the composite and gross of such fees, which is not addressed in the Nicholas-Applegate letter. The presentation of net and gross performance information is addressed in a letter to the Association for Investment Management and Research (pub. avail. Dec. 18, 1996) (the "AIMR letter"). Among other things, the AIMR letter permitted an adviser to show composite account performance using both gross and net performance information (1) so long as the gross and net information were given equal prominence, (2) presented in a format designed to facilitate ease of comparison, and (3) surrounding disclosures ensured that the material presented would not be misleading. The Funds' prospectus contains a prominent paragraph before the subadviser's composite explaining what the gross and net composites illustrate, and the footnotes contain additional information on the basis of the presentation. The disclosure also makes clear that the net fees used were not the same as the Funds' fees and expenses, but that the Funds' fees and expenses would be higher such that the net performance shown would be lower using the Funds' fees and expenses. The tables themselves present net information in the first column or row, as applicable, giving more (or at least equal) prominence to the net information, and in all cases net and gross performance information appears directly next to each other, facilitating the ease of comparison.

Thus, the subadviser's composite performance information, which provides shareholders useful information to consider before investing in a Fund, has been designed to comply with the applicable conditions set forth in the above no-action letters.

COMMENT: The Adviser and Mr. Van Wagoner have, in the past, been the subject of administrative proceedings, although the proceedings are not discussed in the prospectus. Please advise, supplementally, the nature of these proceedings and explain why they have not been described in the prospectus.

RESPONSE: As noted, the Adviser and Mr. Van Wagoner have been the subject of administrative proceedings, as described below. The proceeding, however, was finalized in 2004. As a result, Mr. Van Wagoner is no longer a trustee or an officer of the Company. Further, private equity investments, which created some of the issues raised in the proceeding, have not been used for the Funds since 2004. Moreover, with the new advisory arrangements approved by shareholders in fall 2008, Mr. Van Wagoner no longer has portfolio management responsibilities
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U.S. Securities and Exchange Commission
April 27, 2009
Page 5

for the Funds. For two Funds, the Adviser has delegated day-to-day portfolio management to a subadviser, and another Fund operates as a "fund of funds." The "fund of funds" is not managed by Mr. Van Wagoner, but by another employee of the Adviser, who was not employed at the Adviser during the periods discussed in the actions below. If new advisory arrangements for the remaining two Funds are approved by their shareholders at upcoming shareholder meetings, the Adviser would be those Funds' investment adviser, but those Funds would operate as "manager of managers" Funds. The other employee, and not Mr. Van Wagoner, would be responsible for recommending subadvisers for those Funds. Accordingly because the action described below has been resolved and is no longer current,(1) and because Mr. Van Wagoner no longer has portfolio management responsibilities for any of the Funds, a description is not included in the Prospectus.

We have asked the Adviser to provide a description of the action involving the Adviser and Mr. Van Wagoner, including a summary of the action and its resolution, and it has advised us as follows:

        IN THE MATTER OF GARRETT VAN WAGONER AND VAN WAGONER CAPITAL MANAGEMENT, INC., INV. ADV. ACT REL. NO. 2281, AUGUST 26, 2004.

        In this proceeding, Mr. Van Wagoner and the Adviser were alleged from 1999 to 2001 to have knowingly or recklessly misrepresented and omitted to state material facts regarding the Funds. Among other things, Mr. Van Wagoner and the Adviser allegedly materially misrepresented the size, value of, and risk to shareholders from the Funds' investments in illiquid securities. Mr. Van Wagoner and the Adviser also allegedly failed to "fair value" private securities in accordance with policies adopted by the Funds' Board. In addition, Mr. Van Wagoner and the Adviser allegedly failed to effectively oversee personal trading at the firm. Mr. Van Wagoner, who was the compliance officer, allegedly failed to adequately review the reports submitted by an employee of the Adviser.

        Pursuant to the decision and offer of settlement entered into by Mr. Van Wagoner, Mr. Van Wagoner submitted his resignation from the Board of Directors of the Company effective December 31, 2004, and he undertook:

        a. to resign, effective December 31, 2004, from his position as an officer of the Company, and to neither serve nor act as officer or director of any registered investment company for a period of seven years from December 31, 2004;

        b. not to serve, effective immediately, on the Pricing Committee of the Funds' Board of Directors;

        c. to abstain from being the person at the Adviser who is responsible for making recommendations to the Funds' Pricing Committee about any valuation or pricing changes to private equities, for a period of seven years;

-------------

(1) We note that Form N-1A, Item 10(a)(3), provides only for disclosure of "pending" legal proceedings and does not suggest that disclosure of prior proceedings need, or even should, be disclosed.

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U.S. Securities and Exchange Commission
April 27, 2009
Page 6


        d. to abstain from being the person at the Adviser who is responsible for making recommendations to the Funds' Board of Directors about any determinations as to which securities are liquid or illiquid, for a period of seven years;

        e. to abstain from making any new private equity investments or any valuation changes of private equity investments for or on behalf of the Funds until after the new investments or valuation changes have been approved by the Funds' pricing committee;

        f. not to transact any Fund business during the interim period while he remains an officer of the Funds without a second signatory; and

        g. to recommend to the Funds' Board of Directors that it add two independent directors not unacceptable to the staff of the SEC.

        Pursuant to the decision and offer of settlement entered into by the Adviser, the Adviser undertook:

        a. to submit all future pricing changes regarding private equities and all future determinations of the liquidity or illiquidity of any securities to the Pricing Committee of the Board in advance;

        b. to abstain from making any new private equity investments or any valuation changes of private equity investments for or on behalf of the Funds until after the new investments or valuation changes have been approved by the Funds' Pricing Committee;

        c. to hire, at its expense, an independent consultant not unacceptable to the SEC's staff to review the pricing and liquidity determinations of the next four quarters from the date of the order and make a report with recommendations thereafter on the Adviser's policies, procedures, and practices for pricing and liquidity determinations for private equity securities (the "IC");

        d. at the end of that review, to require the IC to submit the report and recommendations to the Adviser and to SEC's San Francisco District Office, and to be bound to implement the final recommendations of the independent consultant, although the Adviser may suggest alternative procedures to achieve the goals of any recommendations; and

        e. to require the IC to enter into an act that provides that for the period of engagement and for a period of two years from completion of the engagement to be independent from the Adviser and affiliates.

        This matter was resolved on August 26, 2004 by a decision and offer of settlement, and, in addition to the above undertakings, the parties (i) were censured pursuant to Sections 203(e) and 203(f) of the Advisers Act, (ii) ordered to cease and desist from committing or causing any violations and any future violations of Sections 206(1) and 206(2) of the Advisers Act and Section 17(j) of the Investment Company Act and Rules 17j-1(c)(2) and 22c-1 thereunder, and (iii) paid a fine of $800,000.
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U.S. Securities and Exchange Commission
April 27, 2009
Page 7



In connection with the above-referenced filing, the Company acknowledges that:
(1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the SEC or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1070 or my colleague Kurt Decko at 415.249.1053.

Sincerely,

/s/  Mark D. Perlow
--------------------
Mark D. Perlow